December 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions

Re:	Cellular Biomedicine Group, Inc.
Amendment No. 1 to Schedule 13E-3
Filed November 17, 2020 by Cellular Biomedicine Group, Inc. et al
File No. 005-82437
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed November 17, 2020
File No. 001-36498

Dear Mr. Shainess:

On behalf of Cellular Biomedicine Group, Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 23, 2020 (the “Comment Letter”), to (1) the Schedule 13E-3 (File No. 005-82437) filed by the Company, CBMG Holdings, CBMG Merger Sub Inc., Yunfeng Fund III, L.P., Yunfeng Investment III, Ltd., Yunfeng Capital Limited, TF Capital Ranok Ltd., TF Capital Fund III L.P., Winsor Capital Limited, Tony (Bizuo) Liu, Yihong Yao, Li (Helen) Zhang, Chengxiang (Chase) Dai, Dangdai International Group Co., Limited, Mission Right Limited, Wealth Map Holdings Limited, Earls Mill Limited, Sailing Capital Overseas Investments Fund, L.P., Sailing Capital Overseas Investments GP, Ltd., OPEA SRL, Maplebrook Limited, Full Moon Resources Limited, Viktor Pan, Zheng Zhou, Novartis AG and Novartis Pharma AG, as amended by Amendment No. 1 filed on November 17, 2020 (as so amended, the “Schedule 13E-3”), and (2) the Preliminary Proxy Statement on Schedule 14A (File No. 001-36498) filed by the Company, as amended by Amendment No. 1 filed on November 17, 2020 (as so amended, the “Preliminary Proxy Statement”), we submit this letter containing the Company’s response to the Comment Letter.

For your convenience, each comment contained in the Staff’s letter is reprinted below and is followed by our response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Preliminary Proxy Statement.

December 8, 2020

Concurrently with this letter, the Company is filing an amendment to the Schedule 13E-3 (“Schedule 13E-3 Amendment No. 2”) and an amendment to the Preliminary Proxy Statement on Schedule 14A (“Proxy Statement Amendment No. 2”), and we will separately furnish to the Staff copies of such amendments marked to show changes made to the Schedule 13E-3 and Preliminary Proxy Statement as filed on November 17, 2020. Page numbers referenced in the responses refer to page numbers in Proxy Statement Amendment No. 2.

Amendment No. 1 to Schedule 13E-3

General

1.

Please supplementally advise us how you determined that Velvet Investment Pte. Ltd. is not an affiliate engaged in the Rule 13e-3 transaction that is required to be identified as a filing person for purposes of Schedule 13E-3 given its involvement in the financing of the transaction and in guaranteeing a portion of the Company’s payment obligations as a key member of the Buyer Consortium.

Response:

Rule 13e-3(a)(1) defines “affiliate of an issuer” to mean “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Velvet Investment Pte. Ltd. (“Velvet”) has no previous relationship with the Company or its management. It does not own any of the Company’s securities and does not have any representation on the Company’s board of directors. Instead, it has negotiated an agreement in the form of an equity commitment letter and limited payment guarantee and has agreed to participate with certain members of Company management and other current and potential investors (the “Buyer Consortium”) in the acquisition by providing equity financing to support their proposal to acquire the Company. Velvet does not contest that it is participating in the acquisition. Rather, Velvet’s position is that it is not required to file a Schedule 13E-3 because nothing in that arrangement makes Velvet an affiliate of the Company at the time of the merger transaction.

Rule 13e-3(a)(1) further provides,

For the purposes of this section only, a person who is not an affiliate of an issuer at the commencement of such person’s tender offer for a class of equity securities of such issuer will not be deemed an affiliate of such issuer prior to the stated termination of such tender offer and any extensions thereof.

December 8, 2020

While the acquisition of the Company is structured as a merger, rather than a tender offer, the principal remains the same. Velvet was not rendered an affiliate of the Company merely by agreeing to participate as an equity investor in the acquisition. Indeed, following the closing of the Merger, it will beneficially own only 7.3% of the surviving company and approximately 5.4% of the outstanding voting power of the surviving company without being entitled to any board seat. It has not acquired the power to influence the Company’s policies or its response to the acquisition offer. Nor is it controlled by the Company or under common control with the Company by its management; the terms of its participation in the acquisition were negotiated at arms’ length and are fixed in certain agreements. To protect its fundamental interest in the transaction as a minority investor, Velvet negotiated a consent right over the amendment, waiver and deemed satisfaction of very selected terms of the Merger Agreement with respect to its participation in the acquisition, which consent rights are set forth in an interim investors agreement entered into by members of the Buyer Consortium, but has not gained any governance rights over the surviving company. This customary minority investor protection does not change the analysis; the need to negotiate changes in the above-mentioned selected terms of Velvet’s participation does not give Velvet or the Company control over one another. There is no basis on these facts to assert that Velvet “controls” the members of management participating in the Consortium and therefore indirectly the Company.

Rule 13e-3(d) requires a Schedule 13E-3 to be filed by an issuer or affiliate engaging in a Rule 13e-3 transaction. It does not require each person participating in a Rule 13e-3 transaction in which an issuer or an affiliate is engaged to file a Schedule 13E-3 or that any “group” that includes affiliates file. Therefore, we respectfully submit to the Staff that Velvet is not required to be identified as a filing person because Velvet is not, and will not be upon consummation of the transactions contemplated by the Merger Agreement, an affiliate of the Company.

2.

Please revise the information set forth under Item 13 in your amended Schedule 13E-3 to incorporate by reference the unaudited condensed consolidated financial statements of the Company’s Form 10-Q for the period ended September 30, 2020. Refer to Item 1010(a)(2) of Regulation M-A.

Response:

In response to the Staff’s comment, the disclosure under Item 13 of Schedule 13E-3 Amendment No. 2 has been revised.

Preliminary Proxy Statement

Opinion of Jefferies, LLC

Miscellaneous, page 74

3.

We note the updated disclosure on pages 57 and 74 indicating a lack of material relationships between “Jefferies’ financial advisory business and the Company, Parent or any of the Participants.” Please confirm, if true, that there have been no material relationships between Jefferies and any of the Company’s affiliates for the past two years. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Proxy Statement Amendment No. 2.

December 8, 2020

4.

Refer to comment 3 above and the disclosure on page 39 that the Special Committee determined “that any relationships between Jefferies and members of the Buyer Consortium previously disclosed by Jefferies to the Special Committee were not material to the Special Committee’s evaluation of a transaction involving the Buyer Consortium.” Please be advised that the materiality threshold under Item 1015(b)(4) extends to any material relationships, not just those that the Special Committee deems material for purposes of its evaluation of the transaction. Accordingly, please confirm that any material relationships between Jefferies or its affiliates and the Company and its affiliates during the past two years will be disclosed such that the Company’s stockholders will be able to adequately assess Jefferies’ independence and objectivity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of Proxy Statement Amendment No. 2

* * *

If you have any questions concerning the Schedule 13E-3 or the Preliminary Proxy Statement or require any additional information, please do not hesitate to contact the undersigned at (212) 819-7900 or Chang-Do Gong at (212) 819-7808.

Best regards,

/s/ Morton A. Pierce

Morton A. Pierce

cc:	Andrew Chan, Cellular Biomedicine Group, Inc.
Chang-Do Gong, White & Case LLP
William Fong, White & Case LLP
Nima Amini, O’Melveny & Myers LLP